WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Summary of Significant Accounting Policies

The Company

Wake USA LLC (the "Company") is a wholly owned subsidiary of Wake Holdings LLC ("Wake Holdings"), which is co-owned by Credit Suisse (USA) Inc. ("CS USA") and Tower Research Capital LLC ("Tower"). CS USA is a direct subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 4, 2013 the Company was formed and organized under the laws of the State of Delaware.

In March 2014, the Company commenced operations upon registration with the Securities Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the State of New York. The Company is a U.S. registered broker-dealer that is engaged in the business of providing pricing recommendations and related risk management recommendations with respect to fixed income products.

The Company is a subsidiary of Wake Holdings, which is treated as a partnership for U.S. federal income tax purposes. Therefore, under U.S. tax regulations, the partnership itself is generally not subject to federal, state or local income taxes. Accordingly, federal, state or local income taxes have not been provided for in the accompanying statement of financial condition.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Receivable from (payable to) affiliates. Receivable from (payable to) affiliates is primarily comprised of intercompany charges that the Company has incurred (charged) in the ordinary course of business, including management fees and other shared expenses.

Intangible assets. Intangible assets include indefinite-lived intangible assets. Intangible assets are reviewed annually at year end for impairment. Based on the results of the Company's year-end annual review, it was determined that no impairment charge was required.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

1. **Organization and Summary of Significant Accounting Policies (Continued)**

   Other liabilities. Other liabilities primarily include accounts payable, accruals for audit fees and deferred compensation, and accrued bonuses.

2. **Fair Value of Financial Instruments**

   The Company has deferred compensation plans measured at fair value for which no prices are available, and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the financial instrument (including assumptions about risk).

Fair Value Hierarchy

   The levels of the fair value hierarchy are defined as follows:

   Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

   Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

   Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

2. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of liabilities for instruments measured at fair value on a recurring basis:

December 31, 2015	Level 1	Level 2	Level 3	Total at fair value
Financial liabilities	(in thousands)			
Other liabilities...	$ -	$ -	$ 33	$ 33
Total financial liabilities.....................................	$ -	$ -	$ 33	$ 33

Qualitative Disclosures of Valuation Techniques

Other liabilities

Included in other liabilities are deferred compensation plans which are measured at fair value. The value of the deferred compensation liabilities are based on the contractual terms. The significant unobservable input is the credit spread on the CSG's referenced contingent convertible ("coco") instruments. The fair value of deferred compensation is calculated based on a discounted cash flow basis using credit spread, which results in a range of 516 to 520 basis points, with a weighted average of 519 basis points.

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as intangible assets.

December 31, 2015	Carrying Value	Level 1	Level 2	Level 3	Total at fair value
Financial assets		(In thousands)			
Cash...	$ 5,666	$ 5,666	$ -	$ -	$ 5,666
Receivable from affiliates.............................	433	-	433	-	433
Total financial assets...........................	$ 6,099	$ 5,666	$ 433	$ -	$ 6,099
Financial liabilities					
Payable to affiliates..	$ 29	$ -	$ 29	$ -	$ 29
Other liabilities...	303	-	303	-	303
Total financial liabilities......................	$ 332	$ -	$ 332	$ -	$ 332

For these financial instruments not recorded at fair value, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Continued)
December 31, 2015

3. Related Party Transactions

In the ordinary course of business, the Company enters into operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

ASSETS

		(In thousands)
Receivable from affiliates	$	433
Total assets	$	433

LIABILITIES

Payable to affiliates	$	29
Total liabilities	$	29

4. Identifiable Intangible Assets

As of December 31, 2015, the Company had identifiable indefinite-lived intangible assets of $1.9 million, which represents the intellectual property for the Company's trading/pricing algorithms.

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company operates an electronic pricing information business that provides pricing recommendations and related risk management recommendations with respect to US Treasuries, futures and other fixed income products to CS Securities. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. As of December 31, 2015, the Company did not have any significant concentrations of credit risk.

6. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2015, the Company's net capital of $5.3 million was in excess of the SEC's minimum requirement by $5.1 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2015, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

WAKE USA LLC
(A wholly owned subsidiary of Wake Holdings LLC)
Notes to Statement of Financial Condition (Concluded)
December 31, 2015

7. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

8. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2015 through the date of issuance of the statement of financial condition on February 26, 2016.